UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 28, 2016

Cameron International Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-13884	76-0451843
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1333 West Loop South, Suite 1700, Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 513-3300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                                           Other Events

On March 28, 2016, Cameron International Corporation (the “Company”) announced that it elected to express no opinion and remain neutral toward the offer by Schlumberger Holdings Corporation (“SHC”) on March 22, 2016 to purchase up to $1.2 billion aggregate principal amount of the outstanding senior notes of the Company (the “Tender Offer”). The Tender Offer is being conducted in connection with the previously announced proposed merger of the Company with a wholly owned subsidiary of SHC, with the Company surviving as a direct, wholly owned subsidiary of SHC.  The announcements contained in the press release were made pursuant to Rule 14e-2 promulgated under the Securities Exchange Act of 1934. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, expected timetable for completing the proposed merger, benefits and synergies of the proposed merger, future opportunities for the combined company and products, future performance and any other statements regarding the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements. The Company cannot give any assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, the timing to consummate the proposed merger and other risk factors that are discussed in the most recent Annual Reports on Form 10-K of Schlumberger Limited (Schlumberger N.V.) (“Schlumberger”) and the Company and the definitive proxy statement/prospectus referred to below, as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to publicly update or revise any of them in light of new information, future events or otherwise..

Additional Information

In connection with the proposed merger, Schlumberger has filed with the SEC a registration statement on Form S-4, including Amendment No. 1 thereto, which was declared effective by the SEC on November 16, 2015, and the Company has filed the definitive proxy statement/prospectus on November 17, 2015.  This communication is not a substitute for the definitive proxy statement/prospectus, the registration statement or any other document Schlumberger or the Company may file with the SEC in connection with the proposed merger.

INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN AND THAT MAY BE FILED WITH THE SEC REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. These materials will be made available to investors of the Company at no expense to them. Investors will be able to obtain free copies of these documents and other documents filed with the SEC by Schlumberger and/or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Schlumberger are available free of charge on Schlumberger’s internet website at http://www.slb.com. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s internet website at http://www.c-a-m.com. You may also read and copy any reports, statements and other information filed by the Company or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit No.	Description

99.1	Press Release, dated March 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 29, 2016	CAMERON INTERNATIONAL CORPORATION

		By:	/s/ Grace B. Holmes
Grace B. Holmes
Vice President, Corporate Secretary &
Chief Governance Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated March 28, 2016